UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70862

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nortlov Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1315 Ethans Way
(No. and Street)

McDonough	Georgia	30252
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joquinn Sadler	(678) 679-8638	jtsadler@nortlovsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave, Ste 130	Maitland	FL	32571
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joquinn Sadler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nortlov Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TSC

Tykeyah S Collins
NOTARY PUBLIC
Henry County, GEORGIA
My Commission Expires 02/10/2026

Tykeyah S Collins

Notary Public

Signature: J. Sadler

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTLOV SECURITIES LLC

(A jointly owned subsidiary of IBIS Compliance & Financial Services LLC and Nortlov Group)
(SEC I.D. No. 8-70862)

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

These financial statements and schedule(s) should be deemed confidential pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Nortlov Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nortlov Securities LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nortlov Securities LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nortlov Securities LLC's management. Our responsibility is to express an opinion on Nortlov Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nortlov Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Nortlov Securities LLC's financial statements. The supplemental information is the responsibility of Nortlov Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Nortlov Securities LLC's auditor since 2023.

Maitland, Florida

February 20, 2025

NORTLOV SECURITIES LLC
Financial Statements
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	51,235
Prepaid deposits and expenses		15,971
TOTAL ASSETS	$	67,206
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to related parties		193
Payable to other broker, dealers, and clearing organizations		15,825
Accounts payable, accrued expenses and other liabilities		9,252
TOTAL LIABILITIES	$	25,270
Commitments and contingencies (Note 12)		-
MEMBER'S EQUITY		41,936
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	67,206

NORTLOV SECURITIES LLC
Statement of Operations
For the year ended December 31, 2024

REVENUE

Fee reimbursement income	$	3,863
Interest revenue		1,829
Commission revenue		463
Total revenue		6,155

EXPENSES

Professional fees		29,914
Regulatory fees		26,527
Clearing fees paid to other broker dealers		26,000
Communications, data, and technology		3,227
Occupancy		1,834
Interest expense		288
Other expenses		997
Total expenses		88,787

NET LOSS	$	(82,632)

NORTLOV SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(82,632)
Adjustments to reconcile net income to net cash provided by operating activities		
Deposits with brokers, dealers and clearing organizations		25,825
Prepaid deposits and expenses		(13,946)
Due to related parties		(1,791)
Accounts payable, accrued expenses and other liabilities		6,226
Net cash used in operating activities		(66,318)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions		73,328
Net cash provided by financing activities		73,328
NET DECREASE IN CASH		7,010
CASH AT BEGINNING OF THE YEAR		44,225
CASH BALANCE AT THE END OF YEAR	$	51,235
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid for interest	$	288
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NORTLOV SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2024

BALANCE AT DECEMBER 31, 2023	$	51,240
Member contributions		73,328
Net loss		(82,632)
BALANCE AT DECEMBER 31, 2024	$	41,936

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   Nortlov Securities LLC (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The ownership structure of the Company involves two parent entities, namely IBIS Compliance & Financial Services, LLC and Nortlov Group. IBIS Compliance & Financial Services maintains a controlling interest of 96% in the Company, while Nortlov Group holds the remaining 4% ownership. The Company operates as a securities broker-dealer, offering a range of services, including general securities on an agency basis and investment banking services, all within a single line of business.

   The Company functions as a general securities broker-dealer, engaging in the execution and clearing of transactions and managing client asset custody predominantly through Interactive Brokers, LLC (IB) as the clearing broker. The Company operates as an introducing broker-dealer; therefore, abstains from clearing customer accounts or undertaking custodial responsibilities associated with customer securities.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from these estimates.

   Use of Estimates

   In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts, which may, at times, exceed federally insured limits. The Company monitors these accounts and does not expect to incur any losses. Cash is securely held in an account at a depository bank, insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, mitigating credit risk. As of December 31, 2024, the cash on deposit remained within the FDIC-insured limit, and the Company had no cash equivalents. For purposes of this financial statement, cash and cash equivalents are defined as highly liquid investments with original maturities of less than 90 days, not held-for-sale in the ordinary course of business, and the recorded value of such instruments approximates their fair value.

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2024 financial statements.

Agreements with Brokers, Dealers and Clearing Organizations

The Company has a clearing arrangement with Interactive Brokers LLC ("IB") for the execution and clearing of its securities transactions. Under this arrangement, IB assumes responsibility for the clearance and settlement of the Company's securities transactions in accordance with industry standards and regulatory requirements. Additionally, the Company executed a clearing agreement with Hilltop Securities ("HTS") in December 2024. However, no actions were taken under this agreement in 2024, with plans to commence activity in early 2025.

Current Expected Credit Losses (CECL)

The Company had no accounts receivable as of December 31, 2024. Therefore, the guidance under ASC Topic 326, Financial Instruments - Credit Losses, did not apply. No allowance for credit losses was required as there were no outstanding receivables to evaluate.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

2. **Significant Accounting and Reporting Policies, continued**

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended December 31, 2024. Any tax returns for the years ended December 31, 2021 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Revenue

The Company has entered into a clearing agreement with a clearing broker whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Interest Revenue

The company acknowledges interest income when it earns revenue from its interest-bearing assets, like cash deposits held with banks. As interest is earned, it is recorded in the financial statements and is disclosed in the Statement of Operations.

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2024, the Company's prepaid deposits and expenses amounted to $15,971 and this figure is disclosed in the Statement of Financial Condition.

4. **Occupancy**

The Company has engaged in a third-party agreement encompassing the utilization of office space incurred by the third-party on behalf of the Company. During the year 2024, the Company recognized occupancy expenses amounting to $1,472 under this arrangement. The agreement is structured on a month-to-month basis and is subject to termination by either party.

5. **Related Parties**

The Company has an expense sharing agreement with the Owner, under which it receives a monthly allocation of expenses incurred by the Owner on its behalf. In 2024, the Company recorded $2,597 in expenses under this agreement, which includes occupancy expenses as outlined in Note 4 above. The agreement operates on a month-to-month basis and can be terminated by either party. As of December 31, 2024, the Company had a liability of $193 related to these shared expenses, which is disclosed in the Statement of Financial Condition.

6. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2024 consist of the following:

	Receivable	Payable
Receivables from and payables to brokers, dealers and clearing organizations	$ -	$ 15,825

7. **Professional Service Fees**

During the reporting period, the Company incurred professional service fees totaling $42,702 for services rendered by individuals with specialized skills, expertise, and licensing such as consultants, accountants, and other professionals. The fees reflect compensation for the time and knowledge required to support a range of operational and strategic activities, such as audit services, financial reporting, regulatory compliance, and other vital business functions that contribute to the Company's overall performance.

8. **Restrictions on Contributed Capital**

During the period ending December 31, 2024, the Company received member contributions from the Parent companies totaling $73,328. In accordance with regulatory guidelines, equity capital cannot be withdrawn within one year of the contribution date without written authorization from FINRA. Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

9. **Net Capital Requirements**

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. For broker-dealers in existence for less than one year, the ratio of aggregate indebtedness to net capital cannot exceed 800%. After one year of existence, this ratio increases to 1,500%. The Company reached the one-year mark in May 2024. Additionally, the Rule prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2024, the Company had net capital of $25,965 which was $20,965 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 97.32%.

Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Additionally, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2024, without exception.

10. **Subordinated Liabilities**

As of December 31, 2024, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

11. **Segment Reporting**

The Company functions as a securities broker-dealer, providing a variety of services, such as general securities on an agency basis and investment banking services, all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12. Commitments and Contingencies

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2024, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

13. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2024 through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2024 financial statements.

14. Going Concern

The Company continues to be in the early stages of its development. Throughout 2024, the Company has relied on member contributions from its parent companies to sustain operations as its business activities have remained slow to materialize. The Company is actively working toward achieving profitability and management closely monitors cash flows, financial performance, and strategic initiatives to ensure the Company's viability. While there are inherent uncertainties in any early-stage venture, management believes that with continued support from the Parent and successful execution of its business strategies, the Company will meet its obligations and continue operations. However, there can be no assurance, and the Company's ability to persist as a going concern depends on factors such as the realization of positive cash flows and securing additional funding from the Parent, if necessary.

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

NORTLOV SECURITIES LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission For the year ended December 31, 2024

Computation of Net Capital

Member's Equity	$	41,936
Non-Allowable Assets		(15,971)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	25,965

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,685
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	20,965

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	25,270
Percentage of Aggregate Indebtedness to Net Capital		97.32%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2023 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 20, 2025.

NORTLOV SECURITIES LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to (k)(2)(ii) and footnote 74 of SEC Release 34-70073.

NORTLOV SECURITIES LLC

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the year ended December 31, 2024

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to (k)(2)(ii) and footnote 74 of SEC Release 34-70073. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

NORTLOV SECURITIES LLC

<u>Supplementary Customer Protection Exemption Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Nortlov Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nortlov Securities LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Nortlov Securities LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) Nortlov Securities LLC stated that Nortlov Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating is distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nortlov Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nortlov Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company. PA

Ohab and Company, PA

Maitland, Florida

February 20, 2025



NORTLOV
SECURITIES

Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

Re: 17 C.F.R. § 240.15c3-3(k)

Nortlov Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and

   (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nortlov Securities, LLC

I, Joquinn T. Sadler, do hereby affirm that to my best knowledge and belief this Exemption Report is true and

correct.

JT Sadler

Joquinn T. Sadler
CEO |CCO

Date: 02/20/2025